Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, PA 17543-7000

Tel 717.626.4721

Fax 717.626.1874

October 31, 2014

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4720

Attn:    Michael Volley

            William Schroeder

Re:      Susquehanna Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014 (the “Form 10-K”)

Response Dated October 8, 2014

            File No. 001-33872

Ladies and Gentlemen:

Susquehanna Bancshares, Inc. (the “Company” or “Susquehanna”) is submitting this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 20, 2014 to Michael W. Harrington, Executive Vice President, Chief Financial Officer and Treasurer of the Company, with respect to the above referenced filing with the Commission.

Below is the Company’s response.  For your convenience, we have repeated the Staff’s comment in italics before the response.

December 31, 2013 Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Noninterest Income, page 37

1.    We note from your response to comment two of our letter dated September 25, 2014 that the effect of deferral and recognition of vehicle origination fees and direct origination costs on a yield basis was not materially different than recognition on an as earned and incurred basis. Please provide us your materiality analysis as of December 31, 2013 and updated through your most recent quarter end considering the guidance in SAB Topic 1M and 1N. Please also tell us how you and your auditors have complied with the guidance in Auditing Standard No. 16 related to uncorrected misstatements.

Response:

The table below recaps our vehicle origination fees and direct costs by year and presents a quantification of the difference between our recognition on an as earned and incurred basis and a yield basis, using the iron curtain and rollover methods in support of our conclusion that the impact is not material under SAB

United States Securities and Exchange Commission

October 31, 2014

Topics 1M or 1N. Our assessment of materiality considered both the quantitative impact as well as the qualitative considerations described in SAB Topic 1M.

We establish vehicle origination fees at a level that enables us to be competitive in the marketplace. Fees are determined with a view to overall costs of origination and have been roughly equivalent to our direct origination costs over time. We evaluate vehicle origination fees and direct costs in the aggregate as they would be presented in the same financial statement line item under ASC 310-20, Receivables – Nonrefundable Fees and Other Costs.  We believe that, since the magnitude of the items is not more than de minimis, our practice for recording the vehicle origination fees and direct costs is reasonable.

Our practice for recording vehicle origination fees and direct costs and our monitoring for materiality are evaluated for governance reporting with our Disclosure Committee and the Audit Committee of the Board of Directors. If the amounts were not considered de minimis, we would report them to both committees. We understand from our independent auditors that the amounts have been below their thresholds for accumulating unadjusted misstatements for communication with the Audit Committee under PCAOB Auditing Standard 16 - Communications with Audit Committees.

(in thousands)
Year	Interest Income (As Reported)	Net Income (As Reported)	Difference in the Basis for Recognition of Vehicle Origination Fees and Direct Costs	% Difference Iron Curtain Method Interest Income / Net Income	% Difference Rollover Method Interest Income / Net Income
2011	$ 516,984	$ 54,905	$ 561	0.11% / 1.02%	0.04% / 0.42%
2012	642,190	141,172	(548)	(0.09)% / (0.39)%	(0.00)% / (0.01)%
2013	627,833	173,679	(540)	(0.09)% / 0.31)%	(0.17)% / (0.63)%
YTD (Q2) 2014	297,540	80,656	(140)	(0.05)% /(0.17)%	(0.23)% / (0.84)%

In addition to the impact assessment above, we also evaluated the relevant financial statement line items in the balance sheet and statement of cash flows and other key metrics and determined that the difference also was not material to those items.

* * *

The Company acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

October 31, 2014

If you have questions regarding these matters, please do not hesitate to contact the undersigned at 717-625-6317.

Sincerely,

SUSQUEHANNA BANCSHARES, INC.

By:       /s/ Michael W. Harrington

Name:  Michael W. Harrington

Title:    Executive Vice President, Chief Financial Officer and Treasurer